Exhibit-99.1

For immediate release
November 1, 2006

 Petro-Canada Acquires Long-Life Gas Assets in Syria

Petro-Canada (TSX:PCA, NYSE: PCZ) London, UK - Petro-Canada announced today that it has completed an agreement with a wholly-owned subsidiary of Marathon Oil Corporation to purchase a 90% interest in Marathon’s production sharing contract (PSC) in the Ash Shaer and Cherrife natural gas fields in central Syria for $54 million Cdn ($46 million US).

Under this agreement, Petro-Canada will act as operator and will have the option to purchase the remaining 10% interest from Marathon within five years subject only to approval by the Government. Transfer of the 90% interest in the 25-year PSC to Petro-Canada has been approved by the Syrian Government. According to the terms of the PSC, Petro-Canada is obligated to develop and produce an estimated 80 million cubic feet per day of natural gas from the Ash Shaer and Cherrife fields, with first gas expected to be delivered in 2010.

Life-of-field production from Ash Shaer and Cherrife is currently estimated at approximately 500 billion cubic feet of natural gas equivalent (83 million barrels of oil equivalent - MMboe) over the term of the 25-year contract. Appraisal work is expected to identify upside, which could double the initial life-of-field estimate. This could lead to an expansion of production capacity after initial start-up. Capital investment for the project is expected to range from around $550 to $800 million Cdn ($460 to $660 million US), depending on the life-of-field production.

“We are building a portfolio of exploration and development opportunities in a country where there is significant remaining potential,” said Peter Kallos, Executive Vice-President of Petro-Canada’s International business unit. “Our strategic objective in Syria is to establish a long-life, platform asset base that will provide material earnings and cash flow to the Company. This contract, together with its upside potential and our exploration license in Block II, are important steps in delivering on that strategy.”

Today’s announcement reinforces Petro-Canada’s continued pursuit of new growth internationally. With operations currently focused in three core geographic areas: Northwest Europe; North Africa/Near East; and Northern Latin America, Petro-Canada continues to explore new opportunities in these regions in order to develop further the Company’s long-life portfolio and build on Petro-Canada’s operating strengths.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Tom Carney	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6535	Tel: (403) 296-7691

Rosemary Drummond	Pam Tisdale
Corporate Communications	Corporate Communications
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6530	Tel: (403) 296-4423

Michelle Harries
Corporate Communications
Petro-Canada (Calgary)
Tel: (403) 296-3648

LEGAL NOTICE - FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to business strategy, drilling plans, construction activities, the submission of development plans, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, reserves estimates and reserves life. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes, royalty rate and resource utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations domestic and international; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. The Company’s reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable, “possible, “recoverable” or "potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.